January 14, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (704) 715-4494

G. Kennedy Thompson
Chief Executive Officer
Wachovia Corporation
301 South College Street
Charlotte, NC 28288

> **Re: Wachovia Corporation**
> **Definitive 14A**
> **Filed March 9, 2007**
> **File No. 01-10000**

Dear Mr. Thompson:

We have reviewed your response letter dated October 22, 2007 and have the following comments. Please respond to our comment by January 28, 2008 or tell us by that time when you will provide us with a response. If the comments requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

General Comments on Your Response

1. In response to a number of our prior comments, including comments 5, 6, and 8, you do not indicate how you will revise your upcoming filings to address the concerns raised by the comments. Please advise the staff whether you will provide analysis similar to your responses to address similar disclosure in upcoming filings.

Compensation of Directors, page 18

2. Please confirm that in future filings, you will disclose the assumptions used to value the deferred common stock awards made to non-employee directors and listed as stock awards in the table. Please refer to the instructions to Item 402(k) of Regulation S-K.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel